Filed Pursuant to Rule 433

Registration No. 333-150722

February 23, 2009

THE WESTERN UNION COMPANY

6.50% Notes Due 2014

Issuer:	THE WESTERN UNION COMPANY

Security:	6.50% Notes Due 2014

Aggregate Principal Amount:	$500,000,000

Maturity:	February 26, 2014

Coupon (Interest Rate):	6.50%

Yield to Maturity:	6.581%

Price to Public:	99.660%

Interest Payment Dates:	February 26 and August 26 of each year, beginning on August 26, 2009

Optional Redemption:	Make-whole call at any time at the greater of 100% of the principal amount of the notes being redeemed or discounted present value at Treasury rate plus 50 basis points

Settlement Date:	February 26, 2009 (T + 3)

CUSIP:	959802AJ8

Joint Book-Running Managers:	Banc of America Securities LLC

Wachovia Capital Markets, LLC

Co-Managers:	J.P. Morgan Securities Inc.; Scotia Capital (USA) Inc.; TD Securities (USA) LLC; U.S. Bancorp Investments, Inc. Each of the Co-Managers (or their affiliates) are lenders under the Term Loan Facility; as a result a substantial portion of the net proceeds will ultimately be paid to each of the Co-Managers (or their affiliates).

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Banc of America Securities LLC at (800) 294-1322 or Wachovia Capital Markets, LLC at (800) 326-5897.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.